FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

July 5, 2007

Item 3: News Release:

A news release dated and issued on July 5, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino wishes to announce that it is extending the original term of the warrants in connection with the private placement announced May 26, 2006

Item 5: Full Description of Material Change:

July 5, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q)  wishes to announce that it is extending the original term of the warrants in connection with the private placement announced May 26, 2006.  El Niño wishes to extend the term of 2,122,625 warrants for an additional nine month period to expire April 14, 2008 in connection with the first closing and 443,750 warrants for an additional nine month period to expire May 29, 2008 in connection with the second closing.  The purchase price of $1.00 will remain the same.  The foregoing is subject to regulatory approval.

About El Niño

El Niño Ventures is a mineral exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. In June 2007, El Niño will commence a 25,000 meter drill program on the Bathurst Mining Camp. EL Niño is presently in an aggressive acquisition phase to acquire more projects in the DRC.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 5th day of July 2007.